SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ____________________

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                             Dave & Buster's, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   23833N104
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                                 (CUSIP Number)

                                Greg S. Feldman
                       Wellspring Capital Management LLC
                                  Lever House
                                390 Park Avenue
                               New York, NY 10022
                                 (212) 318-9800

                                    Copy to

                             William S. Rubenstein
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, New York 10022
                                 (212) 735-3000
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            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                January 20, 2006
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            (Date of Event Which Requires Filing of this Statement)


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       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WS Midway Holdings, Inc.

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                      (b) [x]

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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

     BK, AF

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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          [_]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

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                                        7.    NUMBER OF SHARES BENEFICIALLY
                                              OWNED BY EACH REPORTING
          NUMBER OF                           PERSON WITH SOLE VOTING POWER
           SHARES
        BENEFICIALLY                          None
          OWNED BY                      ---------------------------------------
            EACH                        8.    SHARED VOTING POWER
          REPORTING
           PERSON                             2,409,702*
            WITH                        ---------------------------------------
                                        9.    SOLE DISPOSITIVE POWER

                                              None
                                        ---------------------------------------
                                        10.   SHARED DISPOSITIVE POWER

                                              None

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,409,702*

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12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.9%*

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14.  TYPE OF REPORTING PERSON

     CO
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*    See discussion in Items 4 and 5 of Schedule 13D and Amendment No. 1
     thereto.

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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Wellspring Capital Management LLC

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                      (b) [x]

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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

     OO

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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          [_]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

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                                          7.    NUMBER OF SHARES BENEFICIALLY
                                                OWNED BY EACH REPORTING
                 NUMBER OF                      PERSON WITH SOLE VOTING POWER
                  SHARES
               BENEFICIALLY                     None
                 OWNED BY                 -------------------------------------
                   EACH                   8.    SHARED VOTING POWER
                 REPORTING
                  PERSON                        (2,409,702)*
                   WITH                   -------------------------------------
                                          9.    SOLE DISPOSITIVE POWER

                                                None
                                          -------------------------------------
                                          10.   SHARED DISPOSITIVE POWER

                                                None

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,409,702*

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12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.9%*

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14.  TYPE OF REPORTING PERSON

     OO
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*    See discussion in Items 4 and 5 of Schedule 13D and Amendment No. 1
     thereto.

Item 1.  Security and Issuer.

         This Amendment No. 1 (the "Amendment") amends the Schedule 13D filed with the Securities and Exchange Commission on December 16, 2005 (the "Schedule 13D"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction.

         Item 4 of Schedule 13D is hereby amended by inserting the following to and after the last paragraph thereof:

         In addition, WS Holdings entered into a Voting Agreement (the "HBK Voting Agreement"), dated as of January 20, 2006, with HBK Investments L.P., a Delaware limited partnership ("HBK"), in connection with its possible $20,000,000 investment in WS Holdings as a minority shareholder following the Merger.

         Pursuant to the HBK Voting Agreement, HBK, which "beneficially owns" (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) or is entitled to direct the voting of 1,314,400 shares of Common Stock, which represents approximately 9.2% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1) and approximately 9.2% of the voting power of Dave & Buster's, has agreed to vote (or cause to be voted) its shares of Common Stock (i) in favor of the approval of the Merger Agreement and (ii) except with the written consent of WS Holdings, against any alternative proposal of any other person providing for
(x) the acquisition of Dave & Buster's by merger or other business combination,
(y) an acquisition of 15% or more of the assets of Dave & Buster's and its subsidiaries, taken as a whole or (z) an acquisition of 15% or more of the outstanding Common Stock.

         Furthermore, HBK has agreed to not make, or in any manner participate in, directly or indirectly, a "solicitation" (as such term is used in the rules of the Securities and Exchange Commission) of proxies or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any shares of Common Stock intended to facilitate any Acquisition Proposal (as such term is defined in the Merger Agreement) or to cause shareholders of the Company not to vote to approve and adopt the Merger Agreement. Moreover, HBK has agreed that it shall not, without the prior approval of WS Holdings, (i) acquire, offer or propose to acquire or agree to acquire the beneficial ownership of any shares of Common Stock; (ii) make any public announcement with respect to, or submit any proposal for, any merger, consolidation, sale of substantial assets or other business combination, tender offer or exchange offer, purchase of assets, dissolution, liquidation, restructuring, recapitalization or extraordinary transaction involving Dave & Buster's; (iii) form, join or in any way participate in any group with respect to any of the Common Stock; (iv) otherwise act, either alone or in concert with others, to seek control of Dave & Buster's or its board of directors; (v) deposit any of its shares of Common Stock in any voting trust or subject any of its shares of Common Stock to any agreement or other arrangement with respect to the voting of any of its shares of Common Stock, (vi) execute any written consent as a stockholder with respect to its shares of Common Stock, (vii) seek, alone or in concert with others (A) to call a meeting of the stockholders of the Dave & Buster's, (B) representation on the Dave & Buster's board of directors, or (C) the removal of any member of the Dave & Buster's board of directors; (viii) take or cause others to take any action inconsistent with the foregoing, or (ix) disclose any intention, proposal, plan or arrangement with respect to any of the foregoing.

         Pursuant to the HBK Voting Agreement, HBK also agreed not to, directly or indirectly, and to cause its affiliates not to, (i) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (collectively, a "Transfer") or enter into any agreement, option or other arrangement with respect to, or consent to a Transfer of, or convert or agree to convert, any or all of the shares subject to the HBK Voting Agreement to any Person, other than in accordance with the Merger Agreement, or (ii) grant any proxies (other than the Dave & Buster's proxy card in connection with the Dave & Buster's Shareholders Meeting if and to the extent such proxy is consistent with HBK's obligations under the Voting Agreement), deposit any of the shares subject to the HBK Voting Agreement into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any of such shares, other than pursuant to the HBK Voting Agreement.

         The HBK Voting Agreement will terminate upon the earliest of (A) the approval and adoption of the Merger Agreement, (B) the termination of the Merger Agreement pursuant to Sections 7.1(a) or 7.1(b) thereof, (C) the termination of the Merger Agreement pursuant to Sections 7.1(d), 7.1(e), or 7.1(f)(i) thereof provided that at no time after the date of the Merger Agreement and at or before the date of such termination will a proposal with respect to an Acquisition Proposal have been publicly announced or disclosed (whether or not conditional) or disclosed to the Board of Directors of Dave & Buster's or any committee thereof, (D) six months after the termination of the Merger Agreement pursuant to (i) Sections 7.1(d), 7.1(e) or 7.1(f)(i) thereof if after the date of the Merger Agreement and at or before the date of such termination a proposal with respect to an Acquisition Proposal shall have been publicly announced or disclosed (whether or not conditional) or disclosed to the Board of Directors of Dave & Buster's or any committee thereof or (ii) Sections 7.1(c), 7.1(f)(ii), 7.1(g) or 7.1(h) of the Merger Agreement, and (E) the election of HBK, upon any amendment of the Merger Agreement that materially adversely affects HBK, without the prior written consent of HBK. Following termination of the Merger Agreement for any reason, HBK will be permitted to Transfer its shares to any Person other than a Person that, to HBK's knowledge, has made an Acquisition Proposal.

         The purpose of the HBK Voting Agreement is to facilitate stockholder approval for WS Holdings and Dave & Buster's to consummate the transactions contemplated by the Merger Agreement. A copy of the HBK Voting Agreement is filed as Exhibit 99.4 hereto and is incorporated herein by reference.

         The foregoing summary of certain provisions of the HBK Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the HBK Voting Agreement.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of Schedule 13D is hereby amended by deleting paragraphs
(a)-(b) in their entirety and substituting the following therefor:

         (a)-(b) As of the filing date of this Amendment, as a result of the Voting Agreement and the HBK Voting Agreement, the Reporting Persons may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 2,409,702 shares of Common Stock, which represents approximately 16.9% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1).

         The Reporting Persons are not entitled to any rights of a shareholder of Dave & Buster's. None of the Reporting Persons has (i) sole power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of Common Stock. Each of the Reporting Persons expressly disclaims any beneficial ownership of any of Common Stock under the Voting Agreement and the HBK Voting Agreement. Other than as set forth above, neither any Reporting Person nor any subsidiary of any Reporting Person, nor, to knowledge of any Reporting Person, any of the individuals referred to in Schedule I, has the sole or shared power to vote or to direct the vote or has the sole or shared power to dispose or to direct the disposition of any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 of Schedule 13D is hereby deleted in its entirety and substituting the following therefor:

         Other than the Merger Agreement, the Voting Agreement and the HBK Voting Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and Schedule I and between any such persons and any other person with respect to the securities of Dave & Buster's, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits.

         99.4. Voting Agreement, dated January 20, 2006, by and between WS Midway Holdings, Inc., a Delaware corporation, and HBK Investments L.P., a Delaware limited partnership.

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  January 24, 2006


                                           WS MIDWAY HOLDINGS, INC.


                                           By:  /s/ Greg S. Feldman
                                              ---------------------
                                              Greg S. Feldman
                                              President


                                           WELLSPRING CAPITAL
                                           MANAGEMENT LLC


                                           By:  /s/ Greg S. Feldman
                                              ---------------------
                                              Greg S. Feldman
                                              Managing Partner

                               INDEX TO EXHIBITS

Exhibit
Number        Document
------        --------

   99.4. Voting Agreement, dated January 20, 2006, by and between WS Midway Holdings, Inc., a Delaware corporation, and HBK Investments L.P., a Delaware limited partnership.